Exhibit 99.1

Here To Serve Holding Corp.
Consolidated Balance Sheets
For The Year Ended September 30, 2014

	Successor	Predecessor
	September 30,
	2014	December 31,
	(UNAUDITED)	2013	2012
ASSETS
Current Assets
Cash	$384,166	$1,461,372	$1,646,556
Accounts receivable, trade	689,716	440,570	343,962
Employee advance	580	2,000	-
Other receivables		75,000	202
Prepaid expenses	198,715	189,521	117,281
Total Current Assets	1,273,177	2,168,463	2,108,001

Property and Equipment, net of accumulated
depreciation of $580,695, $7,780,233 and $6,364,005 respectively	7,583,214	4,810,603	4,137,649

Other Assets
Loan to member		50,000	-
Capitalized software	388,681	-	-
Customer list, net of accumulated
amortization of $1,167,288	12,840,164	-	-
Deposits	8,303	8,303	8,303
Loan fees, net of accumulated
amortization of $7,030	43,583	-	-
Non-compete, net of accumulated
amortization of $12,500	137,500	-	-
Total Other Assets	13,418,231	58,303	8,303

TOTAL ASSETS	$22,274,622	$7,037,369	$6,253,953

LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts payable	$306,966	$239,739	$161,660
Accrued expenses	305,719	94,620	69,595
Convertible notes payable	568,146	-	-
Deferred compensation	729,000	-	-
Deferred revenue	1,993,062	1,910,465	1,744,578
Notes due related parties	276,250	-	-
Other current liabilities	910,555	50,000	-
Current portion - long term debt	1,195,333	1,211,299	1,042,664
Total Current Liabilities	6,285,031	3,506,123	3,018,497

Long-term notes payable
Less: current portion - long term debt	9,352,211	1,991,508	1,957,365

Total Liabilities	15,637,242	5,497,631	4,975,862

Shareholders' Equity (Deficit)
Members' equity	-	1,539,738	1,278,091
Preferred stock	2,071	-	-
Common stock	57,700	-	-
Additional paid in capital	14,209,518	-	-
Accumulated deficit	(7,631,909)	-	-
Total Shareholders' Equity (Deficit)	6,637,380	1,539,738	1,278,091

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)	$22,274,622	$7,037,369	$6,253,953

Here To Serve Holding Corp.
Consolidated Statements of Operations
For The Year Ended September 30, 2014

	Successor	Predecessor
	Period from	Period from
	Acquisition	January 1,
	May 16, 2014 to	2014
	September 30,	to May 15,	Year Ended
	2014	2014	December 31,
	UNAUDITED	UNAUDITED	2013	2012
Income
Revenue
Software sales	$1,784	$-	$-	$-
Services	4,827,855	4,246,558	11,349,872	10,249,774
Total Revenue	4,829,639	4,246,558	11,349,872	10,249,774

Cost of Sales/Services
Cost of Sales/Services	3,153,111	2,671,187	6,968,847	5,978,694
Depreciation	561,259	504,515	1,411,440	1,542,889
Total Cost of Sales/Services	3,714,370	3,175,702	8,380,287	7,521,583

Gross Profit	1,115,269	1,070,856	2,969,585	2,728,191

Expenses
Bad debt expense	13,280	-	42,508	17,951
Bank, brokerage & credit card expense	23,813	30,527	52,634	45,082
Charitable contributions	5,000	1,520	4,292	5,548
Communication expense	42,448	30,938	89,126	91,038
Compensation and related expense	567,108	240,894	703,688	572,761
Depreciation and amortization	1,205,982	5,748	13,537	10,232
Dues & subscriptions	450	57	2,229	2,676
Information processing expense	22,218	9,799	20,887	25,465
Insurance/bond expense	81,220	86,653	110,187	135,480
Marketing expense	40,300	37,596	95,403	116,187
Office expense	36,665	27,491	67,350	53,186
Product development expense	-	-	-	-
Professional services	606,007	44,733	63,997	33,059
Rent	98,348	126,936	249,793	134,778
Repairs & maintenance	13,040	24,532	19,268	3,835
State & local taxes, licenses, permits	4,320	9,365	17,595	26,311
Travel & entertainment	27,353	28,157	34,127	37,442
Total Expenses	2,787,552	704,946	1,586,621	1,311,031

Other Income (Expenses):
Miscellaneous income (loss)	-	-	6,995	2,605
Interest income	-	-		1,004
Gain (loss) on disposal of assets	-	-	(6,250)	15,134
Political contributions	-	-		(300)
Loss on bad loans	-	-	(403)	(110,006)
Interest expense	182,420	52,559	(146,659)	(159,964)
Total Other Expenses	182,420	52,559	(146,317)	(251,527)

Net Income (Loss) before income taxes	(1,854,703)	313,351	1,236,647	1,165,633

Income tax expense	-	-	-	-

Net Income (Loss)	$(1,854,703)	$313,351	$1,236,647	$1,165,633

Basic Net Loss Per Share	(0.04)

Weighted Average Number of Shares Outstanding
(Basic and Diluted)	41,563,674

Here To Serve Holding Corp.
Statement of Changes in Shareholders' Equity (Deficit)
For The Year Ended September 30, 2014

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additonal Paid in Capital	Members' Equity	Accumulated Deficit	Total
Predecessor
Balance at December 31, 2011						$1,192,458		$1,192,458

Net income (loss)						1,165,633		1,165,633
Members' distributions						(1,080,000)		(1,080,000)

Balance at December 31, 2012						1,278,091		1,278,091

Net income (loss)						1,236,647		1,236,647
Members' distributions						(975,000)		(975,000)

Balance at December 31, 2013						1,539,738		1,539,738

UNAUDITED
Net income, January 1, 2014 - May 15, 2014						313,351		313,351
Members' distributions, January 1, 2014 - May 15, 2014						(585,000)		(585,000)

Balance at May 15, 2014						$1,268,089		$1,268,089

Successor
Balance at May 16, 2014	55,624,917	$55,625	2,071,210	$2,071	$13,879,593		$(5,777,206)	$8,160,083

Common stock issued for services	2,075,000	2,075	-	-	329,925		-	332,000
Net loss							(1,854,703)	(1,854,703)
Balance September 30, 2014	57,699,917	$57,700	2,071,210	$2,071	$14,209,518		$(7,631,909)	$6,637,380

Here To Serve Holding Corp.
Consolidated Statements of Cash Flows
For The Year Ended September 30, 2014

	Successor	Predecessor
	Period from	Period from
	Acquisition	January 1,
	May 16, 2014 to	2014
	September 30,	to May 15,	Year Ended
	2014	2014	December 31,
	UNAUDITED	UNAUDITED	2013	2012
OPERATING ACTIVITIES
Net income (loss) from operations	$(1,854,703)	$313,351	$1,236,647	$1,165,633
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation & Amortization	1,767,240	510,263	1,424,979	1,553,121
Stock issued to vendors for service	332,000	-	-	-
Increase in deferred compensation	243,000	-	-	-
(Gain) Loss on note conversions/sale of asset	-	-	6,250	(15,134)
Changes in working capital items:
Accounts receivable	(57,394)	(154,097)	(96,609)	(73,290)
Employee advance/other receivables	(580)	400	(126,798)	75,021
Prepaid expenses	7,242	65,976	(72,240)	(2,552)
Other current assets	-	-	-	55,297
Accounts payable & accrued expenses	445,128	89,309	103,102	98,054
Deferred revenue	114,957	(32,360)	165,887	(56,854)
Other current liabilities	738,310	-	25,000	-
Cash flow from operating activities	1,735,200	792,842	2,666,218	2,799,296

INVESTING ACTIVITIES
Proceeds from sale of fixed assets			12,415	53,622
Purchased capitalized software	(14,662)	-	-	-
Acquisition of subsidiary	123,841	-	-	-
Purchased equipment	(1,053,289)	(170,888)	(2,058,359)	(1,815,160)
Purchased software	-	-	-	-
Cash flow from investing activities	(944,110)	(170,888)	(2,045,944)	(1,761,538)

FINANCING ACTIVITIES
Member distributions		(585,000)	(975,000)	(1,080,000)
Loan from member			25,000	-
Principle payments on notes payable	(427,455)	(449,498)	(1,208,210)	(1,151,370)
Proceed from long-term notes payable		-	1,352,752	1,626,941
Cash flow from financing activities	(427,455)	(1,034,498)	(805,458)	(604,429)

Net change in cash	363,635	(412,544)	(185,184)	433,329
Beginning cash	20,531	1,461,372	1,646,556	1,213,227
Ending Cash	$384,166	$1,048,828	$1,461,372	$1,646,556

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-
Cash paid for interest	98,272

Supplemental Non-Cash Investing and Financing Information:
Common stock issued in connection with debt conversions	-
Common stock issued to employees and officers	-
Common stock issued for services	332,000
Common stock issued to acquire software products	-
Debt forgiveness former officer.	-
Common stock issued in connection with acquisition
of subsidiary	-
Preferred stock issued in connection with acquisition
of subsidiary	-

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 1 – EXPLANATION OF CHANGE IN ACCOUNTING BASIS

The merger of Here to Server Holding Corp. (HTSHC) and Meridian Waste Services, LLC became effective May 15, 2014.  The merger was accounted for by HTSHC using business combination accounting.  Under this method, the purchase price paid by the acquirer is allocated to the assets acquired and liabilities assumed as of the acquisition date based on the fair value.  By the application of “push-down” accounting, our assets, liabilities and equity were accordingly adjusted to fair value on May 15, 2014.  Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions.

Due to the application of “push-down” accounting, our financial statements are presented in two distinct periods to indicate the application of two different basis of accounting.  Periods prior to May 15, 2014 are identified herein as “Predecessor,” while periods subsequent to the HTSHC merger are identified as “Successor.”  As a result of the change in basis of accounting from historical cost to reflect the HTSHC’s purchase cost, the financial statements for Predecessor periods are not comparable to those of Successor periods.

The following notes, note #2 through note #13 are applicable to the unaudited periods of these financial statements.  Notes related to the audited periods are included in the audit report for Meridian Waste Services, LLC (Predecessor) which is included with this report.

NOTE 2 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Business

Currently the Company is operating under three separate Limited Liability Companies; Here To Serve Missouri Waste Division, LLC (“HTSMWD”), a Missouri Limited Liability Company, Here To Serve Technology Division, LLC (“HTST), a Georgia Limited Liability Company and Here To Serve Georgia Waste Division, LLC (“HTSGWD”), a Georgia Limited Liability Company.

Through acquisitions and restructuring, HTST has repositioned the Company’s presence in the software development industry.  By acquiring products developed for the mobile app market and by shifting the focus of future development, HTST is anticipating significant expansion into this growing business segment.

In 2014, HTSMWD purchased the assets of a large solid waste disposal company in the St. Louis, MO market.  This acquisition is considered the platform company for future acquisitions in the solid waste disposal industry.  HTSGWD was created to facilitate expansion in this industry throughout the Southeast.

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting). The Company has adopted a September 30 fiscal year end.

Basis of Consolidation

The consolidated financial statements for the year ended September 30, 2014 include the operations of the Company and its wholly-owned subsidiaries, Here To Serve Missouri Waste Division, LLC and Here To Serve Technology, LLC.  The third subsidiary of the Company, Here To Serve Georgia Waste Division, LLC had no operations during the period. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain accounts and financial statement captions in the prior periods have been reclassified to conform to the current period consolidated financial statements.

Cash and Cash Equivalents

Here To Serve Holding Corp considers all highly liquid investments with maturities of three months or less to be cash equivalents. At September 30, 2014 the Company had $384,166. 3

Deferred Revenue

The Company’s Missouri Waste Division bills one month in advance for the following three months.  The balance in deferred revenue represents amounts billed in July, August and September for services that will be provided during October, November and December.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, other liabilities, accrued interest, notes payable, and an amount due to a related party. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.  The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset.  The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value.  During the year ending September 30, 2014, the Company experienced no losses due to impairment.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that based on available evidence, which are not expected to be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

At September 30, 2014 the Company had $689,716 of trade receivables.  Here to Serve – Missouri Waste Division, LLC, primarily owns these trade receivables.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of receivable related to commercial project invoices.  The estimated losses are based on managements’ evaluation of outstanding accounts receivable at the end of the accounting period.  At September 30, 2014, no such allowance was recorded.

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets consist of assets acquired and costs incurred in connection with the development of the Company’s capitalized software. See note below.  The Company also has intangible assets related to the purchase of Meridian Waste Services, LLC.  See Note 4 below.

Capitalized Software

The company acquired a software product that is under further development. This asset will be amortized over a three to five year period using the straight-line method of depreciation for book purposes beginning when the software is completed.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of that an arrangement exists, the revenue is fixed or determinable, the products are fully delivered or services have been provided and collection is reasonably assured.

Concentration of Credit Risks

The Company maintains its cash and cash equivalents in bank deposit accounts, which could, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts; however, amounts in excess of the federally insured limit may be at risk if the bank experiences financial difficulties.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. A diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At September 30, 2014 the Company had a series of convertible notes outstanding that could be converted into approximately 14,488,784 common shares. These are not presented in the statement of operations since the company incurred a loss and the effect of these shares is anti- dilutive.

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Recent Accounting Pronouncements

Here To Serve Holding Corp. , does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, including purchased and developed software is recorded at cost. The Company has depreciated or amortized these assets using the straight-line method over the useful lives of the asset. The useful lives are estimated to be between 2 and 7 years.

Property and equipment consisted of the following:

Furniture & office equipment	$334,265
Containers	2,837,315
Trucks	4,992,329
Total Property and Equipment	8,163,909
Less: Accumulated Depreciation	(580,695)
Net Property and Equipment	$7,583,214

NOTE 5 – ACQUISITION

On May 15, 2014, the Company entered into an asset purchase agreement by and among the Company, HTSWD, Meridian Waste Services, LLC (“MWS”) and the members of MWS, pursuant to which HTSWD acquired certain assets and liabilities of MWS, in exchange for $11,500,000 cash, 13,191,667 shares of Class A Common Stock of HTSHC and 71,210 shares of Series B Cumulative Convertible Preferred Stock of HTSHC.

The purchase of MWS included the acquisition of assets of $22,532,242 and liabilities of $1,932,492.  The aggregate purchase price consisted of the following:

Cash	11,500,000
Estimated value of common stock issued to sellers	1,978,750
Estimated value of preferred stock issued to sellers	7,121,000
$20,599,750

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 5 – ACQUISITION (CONTINUED)

The following table summarizes the estimated fair value of MWS assets acquired and liabilities assumed at the date of acquisition:

Cash	$500,000
Accounts receivable	632,322
Prepaid expenses	123,544
Deposits	8,303
Containers	2,710,671
Furniture and equipment	299,450
Trucks	4,100,500
Customer lists	14,007,452
Non-compete agreement	150,000
Accounts payable and accrued expenses	(54,387)
Deferred revenue	(1,878,105)
$20,599,750

NOTE 6 – NOTES PAYABLE

The Company issued two promissory notes during the nine month period ended September 30, 2014. These notes totaled $200,000 and are generally convertible into common stock of the Company at discounts of 10 % to 20% of the lowest average trading prices for the stock during periods five to one day prior to the conversion date. These notes bears interest at 6% to 8%, are unsecured, and matures within one year of the date issued. The notes were issued to provide working capital for the Company.

The Company has issued a series of one year convertible promissory notes to finance operations. The notes were sold to Machiavelli Ltd. LLC and generally earned interest at 8%, and could be convertible into common stock of the Company at a discount 35% of the lowest average trading prices for the stock during periods five to three days prior to the conversion date. A number of these notes were converted into stock. The notes included a default interest rate of 12% if not paid at maturity or converted to common stock. All but four of the notes went to default. Total outstanding on these notes was $ 259,900 as of September 30, 2014. Due to the conversion feature included in the notes, the Company has recorded a premium expense on the notes totaling $67,253 and $197,021 as of September 30, 2014 and September 30, 2013, respectively. These amounts have been deducted as interest expense by the Company.

The Company also issued additional notes to other related parties prior to September 30, 2014. Two of these notes were issued to employees for services. James Canouse received note for $200,000 and J. N. Carter received a note for $20,000. The Canouse note had a premium expense of $107,692 and the Carter note had a premium expense of $10,769. In March 2011 Mr. Canouse converted $53,237 of his note to common stock.

At September 30, 2014 the Company had $844,396 outstanding in convertible notes.

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 6 – NOTES PAYABLE (CONTINUED)

At September 30, 2014, Here To Serve – Missouri Waste Division, LLC, a subsidiary of the Company, had $10,547,544 in Debt, of which $1,195,333 is current and $9,352,211 is long term.  $1,475,000 were notes Payable to the Sellers of Meridian as sub-debt and $9,072,544 in Long Term Debt payable to Comerica Bank, the Company’s Senior Lender.  At close, the notes payable to the sellers were five-year term sub-debt loans paying interest at 8%.  The Company’s Senior Secured Loan was a 4.75% two-year term based on a seven-year amortization schedule.  In addition, the Company had a working capital line of credit of $1,250,000 at 4.75%.  Finally, there is CAPEX line of credit of $750,000, of which the Company has drawn down $115,000 at close; again at 4.75% interest.

NOTE 7 – STOCK HOLDERS’ EQUITY

The Company has 400,000,000 shares of common stock authorized with a par value of $0.001 and 2,000,000 shares of Preferred stock with a par value of $0.001.  As of September 30, 2014 there are 57,699,917 common shares outstanding and 2,071,120 of Preferred shares outstanding.  During the year ended September 30, 2014, the company issued 3,344,142 shares of common stock in connection with note conversions and 3,207,288 shares to consultants for services.  In May, 2014, the company issued 13,191,666 shares and 71,120 shares of Preferred B shares in connection with the acquisition of subsidiary.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has leased office space at 12540 Broadwell Rd., Suite 1203 Milton, GA 30004.

NOTE 9 – INCOME TAXES

As of September 30, 2014, the Company had net operating loss carry forwards of approximately $7,630,000 that may be available to reduce our tax liability in future years. We estimate the benefits of this loss carry forward at $2,670,000 if the Company produces sufficient taxable income. No adjustments to the financial statements have been recorded for this potential tax benefit.

NOTE 10 – FAIR VALUE MEASUREMENT

The Company has adopted new guidance under ASC Topic 820, effective January 1, 2009. New authoritative accounting guidance (ASC Topic 820-10-15) under ASC Topic 820, Fair Value Measurement and Disclosures, delayed the effective date of ASC Topic 820-10 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until 2009.

ASC Topic 820 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. Further

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 10 – FAIR VALUE MEASUREMENT (CONTINUED)

new authoritative accounting guidance (ASU No. 2009-05) under ASC Topic 820, provides clarification that in circumstances in which a quoted price in an active market for the identical liabilities is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update.

The standard describes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Input other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table sets forth the liabilities at September 30, 2014, which is recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy. As required, these are classified based on the lowest level of input that is significant to the fair value measurement:

Description	9/30/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Convertible promissory note with embedded conversion option	$568,146	$-	$-	$568,146
Total	$568,146	$-	$-	$568,146

NOTE 11 – LEASES

The Company’s subsidiary Here to Serve Missouri Waste Division, LLC leases its office and warehouse facilities.  The lease agreement commenced September 1, 2010 and expires
August 30, 2017.  This lease was assigned to the Company when the subsidiary purchased Meridian Waste Services, LLC on May 16, 2014.  Future minimum lease payments at September 30, 2014 are as follows:

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 11 – LEASES (CONTINUED)

2014	$66,479
2015	271,915
2016	277,915
2017	283,915
Thereafter	-

Total	900,224

Rent expense amounted to $88,973 for the year ended September 30, 2014.

NOTE 12 – BONDING

In connection with its normal activities, the Company may be required to acquire a Performance bond on contracts with customers.  There were not any performance bonds required for the year ended September 30, 2014.

NOTE 13 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30th, 2014 through the date these financial statements were issued and has determined that the following would be included as subsequent events.

Membership Interest Purchase Agreement
On October 17, 2014, (the “Execution Date”), Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”) entered into that certain Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among Here to Serve Holding Corp., a Delaware corporation, as seller (“Here to Serve”), the Company, as parent, Brooklyn Cheesecake & Dessert Acquisition Corp., a wholly-owned subsidiary of the Company, as buyer (the “Acquisition Corp.”), the Chief Executive Officer of the Company (the “Company Executive”), the majority shareholder of the Company (the “Company Majority Shareholder”) and certain shareholders of Seller (the “Seller Shareholders”), pursuant to which the Acquisition Corp shall acquire from Here to Serve all of Here to Serve’s right, title and interest in and to (i) 100% of the membership interests of Here to Serve – Missouri Waste Division, LLC d/b/a Meridian Waste, a Missouri limited liability company (“HTS Waste”); (ii) 100% of the membership interests of Here to Serve Technology, LLC, a Georgia limited liability company (“HTS Tech”); and (iii) 100% of the membership interests of Here to Serve – Georgia Waste Division, LLC, a Georgia limited liability company (“HTS Waste Georgia”, and together with HTS Waste and HTS Tech, collectively, the “Membership Interests”).  As consideration for the Membership Interests, (i) the Company shall issue to Here to Serve 9,054,134 shares of the Company’s common stock, (the “Common Stock”); (ii) the Company shall issue to the holder of Class A Preferred Stock of Here to Serve (“Here to Serve’s Class A Preferred

HERE TO SERVE HOLDING CORP. , INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014

NOTE 13 – SUBSEQUENT EVENTS (CONTINUED)

Stock”) 51 shares of the Company’s to-be-designated Class A Preferred Stock (the “Class A Preferred Stock”), which Class A Preferred Stock shall have the rights and preferences as described in the Purchase Agreement; (iii) the Company shall issue to the holder of Class B Preferred Stock of Here to Serve (Here to Serve’s Class B Preferred Stock”) an aggregate of 71,120 shares of the Company’s to-be-designated Class B Preferred Stock (the “Class B Preferred Stock”), which Class B Preferred Stock shall have the rights and preferences as described in the Purchase Agreement (the Common Stock, the Class A Preferred Stock and the Class B Preferred Stock are referred to as the “Purchase Price Shares;”), and (iv) the Company shall assume certain assumed liabilities (the “Initial Consideration”).

As further consideration, at the closing of the transaction contemplated under the Purchase Agreement, (i) in satisfaction of all accounts payable and shareholder loans, Here to Serve will pay to Company Majority Shareholder $70,000 and (ii) Here to Serve will purchase from Company Majority Shareholder 230,000 shares of the Company’s common stock for a purchase price of $230,000, with such shares to be cancelled immediately after such purchase.  Pursuant to the Purchase Agreement, to the extent Purchase Price Shares are issued to individual shareholders of Here to Serve at or upon closing of the Purchase Agreement: (i) shares of common stock of Here to Serve held by the individuals listed on Schedule 2.2 of the Purchase Agreement will be cancelled in accordance with such Schedule 2.2; (ii) 1,000,000 shares of Here to Serve’s Class A Preferred Stock will be cancelled; and (iii) 71,120 shares of Here to Serve’s Class B Preferred Stock will be cancelled (the “Additional Consideration”).

In addition to the foregoing, the closing of the Purchase Agreement is contingent upon the satisfaction of the closing conditions set forth in the Purchase Agreement.  The closing of the Purchase Agreement will result in a change of control of Brooklyn Cheesecake & Desserts Company, Inc.

CLOSING OF THE AGREEMENT

As described above, on October 17, 2014, the Company entered into the Purchase Agreement which resulted in the Company acquiring the LLC Membership Interests. In exchange, the Company issued to the entities described above, their designees or assigns, the Initial Consideration and the Additional Consideration.

The directors and majority shareholders of the Company have approved the Purchase Agreement and the transactions contemplated under the Purchase Agreement. The directors of Here to Serve and the Here to Serve Shareholders have approved the Purchase Agreement and the transactions contemplated thereunder. Immediately following the above described transactions, the Company changed its business plan to that of Here to Serve.